EXHIBIT 15


The Board of Directors
Banknorth Group, Inc.

Re: Registration Statement on Form S-8 for the 1994 Deferred Compensation Plan for Directors and Selected Executives of Banknorth Group, Inc. and Participating Affiliates (Amended and Restated July 1, 1997).

With respect to the subject registration statement on Form S-8, we acknowledge our awareness of the use therein of our reports dated April 25, 1997 and July 25, 1997 related to our reviews of consolidated interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933, such reports are not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.


                              /s/ KPMG Peat Marwick LLP


Albany, New York
October 16, 1997